Exhibit 12.1
UCBH HOLDINGS, INC.
Computation of Ratio of Earnings to Fixed Charges and Preferred Stock Dividends

	For the nine months
	ended September 30,		For the Years Ended December 31,
(dollars in thousands)	2008	2007	2007	2006	2005	2004	2003
Income before income tax expense	1,752	133,234	155,256	151,814	144,170	135,004	101,576
Plus fixed charges	272,958	283,922	383,760	271,080	161,910	92,583	91,714

	274,710	417,156	539,016	422,894	306,080	227,587	193,290

Fixed charges	272,958	283,922	383,760	271,080	161,910	92,583	91,714
Preferred Dividends	2,995	—	—	—	—	—	—
Fixed Charges and Preferred Dividends	275,953	283,922	383,760	271,080	161,910	92,583	91,714
Ratio of earnings to fixed charges	1.006	1.469	1.40	1.56	1.89	2.46	2.11

Ratio of earnings to fixed charges and preferred dividends	*	1.469	1.40	1.56	1.89	2.46	2.11

*	Earnings were inadequate to cover fixed charges and preferred dividends by $1.2 million for the nine-month period ended September 30, 2008.